Exhibit 99.2

0 14475 MANCHESTER UNITED PLC Proxy for annual General meeting of shareholders on may 11, 2015 solicited on Behalf of the Board of directors The undersigned hereby appoints Edward Woodward, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held May 11, 2015 at 4:30 PM ET, in the offices of Latham & Watkins, LLP, located at 555 11th St., NW #1000, Washington DC, and at any adjournments or postponements thereof, as follows: (continued and to be signed on the reverse side.) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MANCHESTER UNITED PLC May 11, 2015 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17755/ Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. Election of Directors: O E. James Harris Class II director O John W. Burton Class II director O Aubrey B. Smith, Jr. Class II director O David E. Browne Class II director FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: NOMINEES: THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES IN THE ELECTION OF DIRECTORS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. --- 00033333333333300000 6 051115 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. 1. Election of Directors: Avram Glazer Joel Glazer Edward Woodward Richard Arnold Jamieson Reigle Kevin Glazer Bryan Glazer Darcie Glazer Kassewitz Edward Glazer Robert Leitão Manu Sawhney John Hooks FOR AGAINST ABSTAIN

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. Election of Directors: O E. James Harris Class II director O John W. Burton Class II director O Aubrey B. Smith, Jr. Class II director O David E. Browne Class II director 1. Election of Directors: Avram Glazer Joel Glazer Edward Woodward Richard Arnold Jamieson Reigle Kevin Glazer Bryan Glazer Darcie Glazer Kassewitz Edward Glazer Robert Leitão Manu Sawhney John Hooks FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 NOMINEES: ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MANCHESTER UNITED PLC May 11, 2015 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST the day before the meeting. mail - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES IN THE ELECTION OF DIRECTORS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00033333333333300000 6 051115 COMPANY NUMBER ACCOUNT NUMBER NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17755/ FOR AGAINST ABSTAIN ominee #13 1. Election of Directors: Avram Glazer Joel Glazer Edward Woodward Richard Arnold Jamieson Reigle Kevin Glazer Bryan Glazer Darcie Glazer Kassewitz Edward Glazer Robert Leitão Manu Sawhney John Hooks Important Notice of Availability of Proxy Materials for the Annual General Meeting of Shareholders of MANCHESTER UNITED PLC To Be Held On: May 11, 2015 at 4:30 PM ET in the offices of Latham & Watkins LLP, 555 11th St. Nw #1000, Washington DC, USA This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e-mail copy of the proxy materials you must request one. there is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before May 1, 2015. Please visit http://www.astproxyportal.com/ast/17755/, where the following materials are available for view: • Notice of Annual Meeting of Stockholders • Proxy Statement • Form of Electronic Proxy Card • Annual Report TO REQUEST MATERIAL: Telephone: 888-Proxy-NA (888-776-9962) or 718-921-8562 (for international callers) E-MAIL: info@amstock.com WEBSITE: http://www.amstock.com/proxyservices/requestmaterials.asp TO VOTE: ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time on the day before the meeting date. IN PERSON: You may vote your shares in person by attending the Annual General Meeting. TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States from any touch-tone telephone and follow the instructions. MAIL: You may request a card by following the instructions above. COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER John Smith 1234 Main Street aPt. 203 New York, NY 10038 Please note that you cannot use this notice to vote by mail.